NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS SECOND QUARTER 2024 RESULTS • Achieved record H1'24 Operating income and Adjusted EBITDA excluding Separation and divestiture costs • Delivered Q2'24 revenue of $1.05 billion and Operating income of $230 million, in line with outlook; Adjusted EBITDA was $420 million • Best-in-class technology and solutions bolster Global Lottery portfolio while advancing key strategic initiatives; compelling games driving Gaming & Digital performance • Generated over $460 million in cash from operations and over $260 million in free cash flow in the first half of the year LONDON – July 30, 2024 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2024. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below. “IGT delivered strong first half results, including record operating income and Adjusted EBITDA net of Separation and divestiture costs,” said Vince Sadusky, CEO of IGT. “Consistent investments in technology, game content, and other innovative solutions provide us a solid foundation to build from as we execute on our growth objectives. The recently announced sale of our Gaming & Digital business for $4.05 billion in cash is an important step in unlocking the intrinsic value of IGT's best-in-class businesses.” “We generated over $460 million in cash from operations in the first half of the year and our balance sheet is as strong as ever,” said Max Chiara, CFO of IGT. “Our ample liquidity and manageable near- term debt maturities provide us significant flexibility in light of upcoming investments to extend and secure our long-term lottery contract portfolio for the coming years.” 1

Overview of Consolidated Second Quarter 2024 Results

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2023	Y/Y Change	Constant Currency Change
($ in millions)				
GAAP Financials:				
Revenue				
Global Lottery	613	624	(2)%	(2)%
Gaming & Digital	436	432	1%	1%
Total revenue	**1,049**	**1,055**	**(1)%**	**—%**
Operating income (loss)				
Global Lottery	212	229	(8)%	(7)%
Gaming & Digital	103	89	16%	16%
Corporate support expense	(51)	(30)	(67)%	(68)%
Other[1]	(35)	(38)	8%	8%
Total operating income	**230**	**251**	**(8)%**	**(8)%**
Operating income margin	*21.9%*	*23.8%*		
Operating income excluding Separation and divestiture costs	**256**	**254**	**1%**	**1%**
Operating income margin excluding Separation and divestiture costs	*24.4%*	*24.0%*		
Earnings per share - diluted	**$0.20**	**$0.23**	**(10)%**	
Net cash provided by operating activities	**343**	**34**	**NM**	
Cash and cash equivalents	**438**	**461**	**(5)%**	
Non-GAAP Financial Measures:				
Adjusted EBITDA				
Global Lottery	311	332	(6)%	(6)%
Gaming & Digital	151	133	13%	14%
Corporate support expense	(43)	(22)	(94)%	(95)%
Total Adjusted EBITDA	**420**	**443**	**(5)%**	**(5)%**
Adjusted EBITDA margin	*40.0%*	*42.0%*		
Adjusted EBITDA excluding Separation and divestiture costs	**446**	**446**	**—%**	**—%**
Adjusted EBITDA margin excluding Separation and divestiture costs	*42.5%*	*42.2%*		
Adjusted earnings per share - diluted	**$0.36**	**$0.45**	**(20)%**	
Free cash flow	**235**	**(72)**	**NA**	
Net debt	**5,109**	**5,355**	**(5)%**	

[1] Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

2

Key Highlights: • Recently awarded seven-year facilities management contract with the Colorado Lottery and three- year contract extension with the Mississippi Lottery Corporation • Signed five-year iLottery content contract with Atlantic Lottery Corporation and launched iLottery in Connecticut • Continued success in securing instant ticket contract wins and extensions including a five-year agreement with ONCE in Spain and three-year extension in Mississippi • Launched Tiger and Dragon on the PeakCurve49 cabinet, which ranks as the #1 new premium leased & WAP game in industry performance reports; introduced Whitney Houston on the new SkyRise™ cabinet • Recently launched award-winning Prosperity Link™ game in digital format in U.S. • Continued international progress including deployment of Diamond Mania MLP in Spain AWP market, Holland Casino purchase of 500 PeakBar Top™ Video Poker cabinets, and expansion of HHR footprint to Malta • Recently published 17th annual Sustainability Report, highlighting Environmental, Social, and Governance accomplishments • Won "Diversity and Inclusion" category at 2024 Women in Gaming Diversity Awards and recognized as "Best Place to Work for Disability Inclusion" Financial Highlights: Consolidated revenue of $1.05 billion, in line with the prior-year period, as strength in Gaming & Digital is offset by elevated prior year product sales in Global Lottery • Global Lottery revenue of $613 million decreased 2% year-over-year, primarily due to a multi-year software license sale in the prior year • Gaming & Digital revenue of $436 million, up 1% versus the prior year, driven by installed base growth with resilient yields and elevated intellectual property and software license sales, offset by lower terminal unit shipments Operating income of $230 million, compared to $251 million in the prior-year period; excluding $26 million in Separation and divestiture costs, operating income rose to $256 million • Global Lottery operating income of $212 million versus $229 million in the prior year, primarily due to a multi-year software license sale and resolution of a customer contract dispute in the prior-year period • Gaming & Digital operating income of $103 million compared to $89 million in the prior-year period on high-margin intellectual property and software sales and easing of supply chain costs, partially offset by lower terminal sales; operating income margin expands 300 basis points to 23.7% • Corporate support and other expense of $86 million versus $68 million driven by $26 million in Separation and divestiture costs Adjusted EBITDA of $420 million compared to $443 million in the prior-year period; excluding Separation and divestiture costs, Adjusted EBITDA was stable at $446 million and Adjusted EBITDA margin expanded 30 basis points Net interest expense of $73 million compared to $71 million in the prior year No foreign exchange gain or loss, compared to a $5 million loss in the prior year, primarily due to non- cash impact of fluctuations in the EUR/USD exchange rate on debt and reduced losses related to the devaluation of the Argentine peso Other non-operating expense, net, of $1 million versus other non-operating income, net, of $2 million in the prior year 3

Income tax provision of $71 million, compared to $86 million in the prior year, primarily driven by lower valuation allowances on deferred tax assets and lower pre-tax income Net income of $85 million versus $90 million in the prior-year period Diluted earnings per share of $0.20 versus $0.23 in the prior year; Adjusted diluted earnings per share of $0.36 compared to $0.45 in the prior year primarily driven by lower net income, coupled with reduced foreign currency and discrete tax items Net debt of $5.1 billion compared to $5.1 billion at December 31, 2023; Net debt leverage of 2.9x consistent with the December 31, 2023 level Cash and Liquidity Update Total liquidity of $1.7 billion as of June 30, 2024; $0.4 billion in unrestricted cash and $1.3 billion in additional borrowing capacity from undrawn credit facilities Other Developments The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Record date of August 13, 2024 • Payment date of August 27, 2024 As announced on July 26, 2024, the Company entered into a definitive agreement to sell its Gaming & Digital business to funds managed by affiliates of Apollo for $4.05 billion in gross cash proceeds. The transaction is expected to be completed by the end of the third quarter of 2025. Withdrawing Full Year 2024 Outlook Due to the planned sale of the Gaming & Digital business, the Company expects to classify and report Gaming & Digital results as discontinued operations beginning in the third quarter of 2024. As a result, the Company is withdrawing its previously provided full year financial outlook. The Company expects to provide an outlook for full year 2024 continuing operations once the preparation of the discontinued operations reporting is complete. Earnings Conference Call and Webcast July 30, 2024, at 8:00 a.m. EDT To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2024 are calculated using the same foreign exchange rates as the corresponding 2023 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use 4 of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to the Apollo Funds. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, including the divestiture of Gaming & Digital, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations on the future release of revenue, operating income, cash, and capital expenditures guidance, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward- looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2023 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other 5 companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI/Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to- period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses current financial data using the prior- year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. 6

Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 7

Select Performance and KPI data: ($ in millions, unless otherwise noted)

GLOBAL LOTTERY	Q2'24	Q2'23	Y/Y Change	Constant Currency Change[(1)]	Q1'24	Sequential Change as Reported
Revenue						
Service						
Operating and facilities management contracts	620	623	(1)%	—%	653	(5)%
Upfront license fee amortization	(47)	(47)	1%	—%	(47)	1%
Operating and facilities management contracts, net	573	576	(1)%	—%	605	(5)%
Other	13	13	7%	11%	13	—%
Total service revenue	**586**	**588**	**—%**	**—%**	**619**	**(5)%**
Product sales	**27**	**35**	**(25)%**	**(25)%**	**42**	**(37)%**
Total revenue	**613**	**624**	**(2)%**	**(2)%**	**661**	**(7)%**
Operating income	**212**	**229**	**(8)%**	**(7)%**	**258**	**(18)%**
Adjusted EBITDA[(1)]	**311**	**332**	**(6)%**	**(6)%**	**355**	**(12)%**
Global same-store sales growth (%)						
Instant ticket & draw games	(0.5%)	2.3%			(0.2%)	
Multi-jurisdiction jackpots	20.2%	(5.3%)			(1.0%)	
Total	**0.9%**	**1.8%**			**(0.3%)**	
North America & Rest of world same-store sales growth (%)						
Instant ticket & draw games	(1.4%)	0.8%			(1.6%)	
Multi-jurisdiction jackpots	20.2%	(5.3%)			(1.0%)	
Total	**0.6%**	**0.2%**			**(1.5%)**	
Italy same-store sales growth (%)						
Instant ticket & draw games	**2.3%**	**8.0%**			**4.4%**	

[(1)] Non-GAAP measure; see disclaimer on page 5 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

8

GAMING & DIGITAL	Q2'24	Q2'23	Y/Y Change	Constant Currency Change[1]	Q1'24	Sequential Change as Reported
Revenue						
Service						
Terminal	133	128	4%	4%	131	1%
iGaming	45	48	(7)%	(6)%	48	(6)%
Systems, software, and other	73	71	3%	3%	75	(3)%
Total service revenue	**250**	**247**	**2%**	**2%**	**253**	**(1)%**
Product sales						
Terminal	120	139	(14)%	(14)%	110	9%
Systems, software, and other	66	45	45%	46%	43	54%
Total product sales revenue	**186**	**185**	**1%**	**1%**	**153**	**21%**
Total revenue	**436**	**432**	**1%**	**1%**	**406**	**7%**
Operating income	**103**	**89**	**16%**	**16%**	**81**	**28%**
Adjusted EBITDA[1]	**151**	**133**	**13%**	**14%**	**127**	**19%**
Installed base units						
Casino	53,588	51,304	4%		53,368	
Casino - L/T lease[2]	697	851	(18)%		701	
Total installed base units	**54,285**	**52,155**	**4%**		**54,069**	
Installed base units (by geography)						
US & Canada	34,320	33,554	2%		34,146	
Rest of world	19,965	18,601	7%		19,923	
Total installed base units	**54,285**	**52,155**	**4%**		**54,069**	
Yields (by geography)[3], in absolute $						
US & Canada	$42.01	$41.89	—%		$41.17	
Rest of world	$7.45	$7.44	—%		$7.13	
Total yields	**$29.14**	**$29.56**	**(1)%**		**$28.51**	
Global machine units sold						
New/expansion	1,060	1,061	—%		203	
Replacement	6,570	7,208	(9)%		6,424	
Total machine units sold	**7,630**	**8,269**	**(8)%**		**6,627**	
US & Canada machine units sold						
New/expansion	696	1,046	(33)%		46	
Replacement	4,436	5,278	(16)%		5,014	
Total machine units sold	**5,132**	**6,324**	**(19)%**		**5,060**	

[1] Non-GAAP measures; see disclaimer on page 5 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

[2] Excluded from yield calculations due to treatment as sales-type leases

[3] Excludes Casino L/T lease units due to treatment as sales-type leases

9

GAMING & DIGITAL (Continued)	Q2'24	Q2'23	Y/Y Change	Constant Currency Change[1]	Q1'24	Sequential Change as Reported
Rest of world machine units sold						
New/expansion	364	15	NM		157	
Replacement	2,134	1,930	11%		1,410	
Total machine units sold	**2,498**	**1,945**	**28%**		**1,567**	
Average Selling Price (ASP), in absolute $						
US & Canada	$16,400	$16,700	(2)%		$16,900	
Rest of world	$13,500	$16,000	(16)%		$14,800	
Total ASP	**$15,400**	**$16,500**	**(7)%**		**$16,400**	

CONSOLIDATED	Q2'24	Q2'23	Y/Y Change	Constant Currency Change[1]	Q1'24	Sequential Change as Reported
Revenue (by geography)						
US & Canada	661	650	2%	2%	660	—%
Italy	237	240	(1)%	(1)%	258	(8)%
Rest of world	151	164	(8)%	(8)%	150	1%
Total revenue	**1,049**	**1,055**	**(1)%**	**—%**	**1,067**	**(2)%**

[1] Non-GAAP measure; see disclaimer on page 5 and reconciliations to the most directly comparable GAAP measure in Appendix for further details

10

International Game Technology PLC Consolidated Statements of Operations ($ and shares in millions, except per share amounts) Unaudited For the three months ended For the six months ended June 30, June 30, 2024 2023 2024 2023 Service revenue 837 835 1,709 1,681 Product sales 213 220 408 435 Total revenue 1,049 1,055 2,117 2,116 Cost of services 411 402 823 800 Cost of product sales 130 131 248 258 Selling, general and administrative 199 208 407 425 Research and development 53 60 108 122 Separation and divestiture costs 26 3 44 3 Total operating expenses 819 805 1,631 1,610 Operating income 230 251 486 506 Interest expense, net 73 71 145 141 Foreign exchange loss (gain), net — 5 (15) 32 Other non-operating expense (income), net 1 (2) 3 2 Total non-operating expenses 74 75 132 176 Income before provision for income taxes 156 176 353 330 Provision for income taxes 71 86 141 173 Net income 85 90 213 157 Less: Net income attributable to non-controlling interests 43 44 89 88 Net income attributable to IGT PLC 42 46 123 69 Net income attributable to IGT PLC per common share - basic 0.21 0.23 0.61 0.35 Net income attributable to IGT PLC per common share - diluted 0.20 0.23 0.61 0.34 Weighted-average shares - basic 201 200 201 200 Weighted-average shares - diluted 203 203 203 202 11

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited June 30, December 31, 2024 2023 Assets Current assets: Cash and cash equivalents 438 572 Restricted cash and cash equivalents 121 167 Trade and other receivables, net 651 685 Inventories, net 310 317 Other current assets 443 382 Total current assets 1,963 2,123 Systems, equipment and other assets related to contracts, net 895 928 Property, plant and equipment, net 120 119 Operating lease right-of-use assets 216 230 Goodwill 4,485 4,507 Intangible assets, net 1,492 1,555 Other non-current assets 871 1,004 Total non-current assets 8,080 8,342 Total assets 10,042 10,465 Liabilities and shareholders' equity Current liabilities: Accounts payable 695 797 Current portion of long-term debt 713 — Short-term borrowings — 16 Other current liabilities 923 879 Total current liabilities 2,331 1,691 Long-term debt, less current portion 4,833 5,655 Deferred income taxes 349 344 Operating lease liabilities 199 214 Other non-current liabilities 453 609 Total non-current liabilities 5,835 6,821 Total liabilities 8,166 8,513 Commitments and contingencies IGT PLC’s shareholders’ equity 1,503 1,443 Non-controlling interests 374 510 Shareholders’ equity 1,877 1,952 Total liabilities and shareholders’ equity 10,042 10,465 12

International Game Technology PLC Consolidated Statements of Cash Flows ($ in millions) Unaudited For the three months ended For the six months ended June 30, June 30, 2024 2023 2024 2023 Cash flows from operating activities Net income 85 90 213 157 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 73 74 144 151 Amortization 56 54 111 110 Amortization of upfront license fees 50 50 100 100 Deferred income taxes 13 28 12 55 Stock-based compensation 11 12 22 23 Foreign exchange loss (gain), net — 5 (15) 32 Other non-cash items, net — 3 3 9 Changes in operating assets and liabilities: Trade and other receivables 67 39 24 6 Inventories 14 (25) 7 (63) Accounts payable (26) (118) (71) (7) DDI / Benson Matter provision — (220) — (220) Accrued interest payable 13 15 (13) (4) Accrued income taxes (1) 23 3 64 Other assets and liabilities (11) 3 (75) (68) Net cash provided by operating activities 343 34 463 345 Cash flows from investing activities Capital expenditures (101) (99) (185) (193) Other 4 — 5 3 Net cash used in investing activities (97) (99) (180) (190) Cash flows from financing activities Payments on license obligations (7) (7) (14) (8) Net (payments of) proceeds from short-term borrowings (6) (53) (16) — Net payments on financial liabilities (1) (14) (64) (6) Principal payments on long-term debt — — — (462) Net proceeds from (repayments of) Revolving Credit Facilities 35 81 (37) 473 Dividends paid (80) (40) (80) (80) Dividends paid - non-controlling interests (61) (61) (162) (152) Return of capital - non-controlling interests (35) (36) (45) (46) Other (15) (12) (14) (23) Net cash used in financing activities (170) (141) (433) (303) Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents 76 (206) (149) (149) Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents (14) (1) (31) 7 Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period 496 805 739 740 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period 558 599 558 599 Supplemental Cash Flow Information Interest paid 62 58 162 148 Income taxes paid 59 35 126 54 13

International Game Technology PLC Net Debt ($ in millions) Unaudited June 30, December 31, 2024 2023 6.500% Senior Secured U.S. Dollar Notes due February 2025 — 499 4.125% Senior Secured U.S. Dollar Notes due April 2026 747 747 3.500% Senior Secured Euro Notes due June 2026 801 826 6.250% Senior Secured U.S. Dollar Notes due January 2027 747 747 2.375% Senior Secured Euro Notes due April 2028 533 550 5.250% Senior Secured U.S. Dollar Notes due January 2029 746 745 Senior Secured Notes 3,574 4,113 Euro Term Loan Facilities due January 2027 636 876 Revolving Credit Facility A due July 2027 233 207 Revolving Credit Facility B due July 2027 391 458 Long-term debt, less current portion 4,833 5,655 6.500% Senior Secured U.S. Dollar Notes due February 2025 499 — Euro Term Loan Facilities due January 2027 214 — Current portion of long-term debt 713 — Short-term borrowings — 16 Total debt 5,547 5,671 Less: Cash and cash equivalents 438 572 Net debt 5,109 5,099 Note: Net debt is a non-GAAP financial measure 14

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended June 30, 2024				
	Global Lottery	Gaming & Digital	Business Segments Total	Corporate and Other	Total IGT PLC
Net income					85
Provision for income taxes					71
Interest expense, net					73
Other non-operating expense, net					1
Operating income (loss)	212	103	315	(86)	230
Depreciation	43	31	74	—	73
Amortization - service revenue [1]	49	—	50	—	50
Amortization - non-purchase accounting	5	16	20	1	21
Amortization - purchase accounting	—	—	—	35	35
Stock-based compensation	2	1	3	7	11
Adjusted EBITDA	**311**	**151**	**463**	**(43)**	**420**

Cash flows from operating activities	343
Capital expenditures	(101)
Payments on license obligations	(7)
Free Cash Flow	**235**

	Pre-Tax Impact	Tax Impact [2][3]	Net Impact
Reported EPS attributable to IGT PLC - diluted			0.20
Adjustments:			
Foreign exchange loss, net	(0.01)	0.01	(0.02)
Currency conversion impacts of hyper-inflationary economies	0.01	—	0.01
Amortization - purchase accounting	0.17	0.04	0.13
Discrete tax items	—	(0.03)	0.03
Net adjustments			0.16
Adjusted EPS attributable to IGT PLC - diluted [4]			**0.36**

[1] Includes amortization of upfront license fees

[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[3] The reported effective tax rate was 45.7%. Adjusted for the above items, the effective tax rate was 38.8%

[4] Adjusted EPS was calculated using weighted average shares outstanding of 203 million, which includes the dilutive impact of share-based payment awards

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International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the three months ended June 30, 2023 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 90 Provision for income taxes 86 Interest expense, net 71 Foreign exchange loss, net 5 Other non-operating income, net (2) Operating income (loss) 229 89 319 (68) 251 Depreciation 44 31 75 (1) 74 Amortization - service revenue (1) 50 — 50 — 50 Amortization - non-purchase accounting 5 11 16 1 17 Amortization - purchase accounting — — — 38 38 Stock-based compensation 2 2 4 8 12 Adjusted EBITDA 332 133 465 (22) 443 Cash flows from operating activities 34 Capital expenditures (99) Payments on license obligations (7) Free Cash Flow (72) Payments on DDI / Benson Matter, net of cash tax benefit ($12 million) 208 Adjusted Free Cash Flow 136 Pre-Tax Impact Tax Impact (2) (3) Net Impact Reported EPS attributable to IGT PLC - diluted 0.23 Adjustments: Foreign exchange loss, net — — — Currency conversion impacts of hyper-inflationary economies 0.02 — 0.02 Amortization - purchase accounting 0.19 0.05 0.14 Discrete tax items — (0.05) 0.05 Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.22 Adjusted EPS attributable to IGT PLC - diluted (4) 0.45 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 48.9%. Adjusted for the above items, the effective tax rate was 38.8% (4) Adjusted EPS was calculated using weighted average shares outstanding of 203 million, which includes the dilutive impact of share-based payment awards 16

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the six months ended June 30, 2024 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 213 Provision for income taxes 141 Interest expense, net 145 Foreign exchange gain, net (15) Other non-operating expense, net 3 Operating income (loss) 470 184 654 (168) 486 Depreciation 83 61 145 (1) 144 Amortization - service revenue (1) 99 1 100 — 100 Amortization - non-purchase accounting 10 30 39 2 41 Amortization - purchase accounting — — — 70 70 Stock-based compensation 5 3 7 15 22 Adjusted EBITDA 667 278 945 (82) 863 Cash flows from operating activities 463 Capital expenditures (185) Payments on license obligations (14) Free Cash Flow 264 Pre-Tax Impact Tax Impact (2) (3) Net Impact Reported EPS attributable to IGT PLC - diluted 0.61 Adjustments: Foreign exchange gain, net (0.10) 0.03 (0.13) Currency conversion impacts of hyper-inflationary 0.02 — 0.02 Amortization - purchase accounting 0.34 0.08 0.26 Discrete tax items — (0.06) 0.06 Net adjustments 0.22 Adjusted EPS attributable to IGT PLC - diluted (4) 0.82 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 39.8%. Adjusted for the above items, the effective tax rate was 37.1% (4) Adjusted EPS was calculated using weighted average shares outstanding of 203 million, which includes the dilutive impact of share-based payment awards 17

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the six months ended June 30, 2023 Business Global Gaming & Segments Corporate Total Lottery Digital Total and Other IGT PLC Net income 157 Provision for income taxes 173 Interest expense, net 141 Foreign exchange loss, net 32 Other non-operating expense, net 2 Operating income (loss) 469 173 642 (136) 506 Depreciation 87 64 150 1 151 Amortization - service revenue (1) 99 — 100 — 100 Amortization - non-purchase accounting 10 21 31 2 32 Amortization - purchase accounting — — — 77 77 Stock-based compensation 4 4 8 14 23 Adjusted EBITDA 671 262 933 (41) 891 Cash flows from operating activities 345 Capital expenditures (193) Payments on license obligations (8) Free Cash Flow 143 Payments on DDI / Benson Matter, net of cash tax benefit ($12 million) 208 Adjusted Free Cash Flow 351 Pre-Tax Impact Tax Impact (2) (3) Net Impact Reported EPS attributable to IGT PLC - diluted 0.34 Adjustments: Foreign exchange loss, net 0.12 (0.02) 0.14 Currency conversion impacts of hyper-inflationary 0.04 — 0.04 Amortization - purchase accounting 0.38 0.09 0.29 Loss on extinguishment and modifications of debt, net 0.02 — 0.02 Discrete tax items — (0.10) 0.10 Other (non-recurring adjustments) 0.01 — 0.01 Net adjustments 0.60 Adjusted EPS attributable to IGT PLC - diluted (4) 0.94 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 52.5%. Adjusted for the above items, the effective tax rate was 37.5% (4) Adjusted EPS was calculated using weighted average shares outstanding of 202 million, which includes the dilutive impact of share-based payment awards 18